Exhibit 99.1

Galmed Pharmaceuticals forms a Strategic Partnership

with OnKai

TEL AVIV, Israel, May 4, 2023 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (GLMD) reported today the execution of a definitive agreement for a $3M equity investment in OnKai Inc., leading an investment round of $6M. The agreement provides Galmed with a minority, but a strategic stake in Onkai. Concurrently, a strategic partnership agreement is being signed to advance both companies by leveraging their complementary knowledge and experience in their respective fields.

OnKai, a US-based technology company, combines public healthcare and medical innovation experience with complex process digitalization, design thinking, and software development to create an AI-powered digital platform that facilitates health equity in underserved communities across the US.

The platform holds significant potential value for both the pharmaceutical and biotech industries by facilitating a new pool of potentially 80M underserved patients to participate in clinical trials.

At its core, the collaboration empowers local clinics and healthcare professionals serving underserved communities to make a substantial contribution to clinical studies. This enables pharmaceutical companies to fulfill their scientific and regulatory obligations, which necessitate access to a diverse and representative patient populace.

Galmed is strategically positioning itself for future clinical trials by leveraging OnKai’s cutting-edge platform. Through the platform, Galmed intends to overcome the growing challenges of competitiveness in patient recruitment, improving the planning and execution of its upcoming clinical trials, resulting in more efficient trials.

Through this partnership, the companies intend to facilitate faster clinical trial enrollment and provide patients with access to novel medications, such as orphan drugs, and opportunities to participate in otherwise inaccessible clinical trials as a therapeutic option.

Noam Smetana, CEO of OnKai, stated: “Galmed’s investment serves as a catalyst to prepare OnKai to service the pharma industry. We fully intend to leverage Galmed’s experience and knowledge to best serve clinical trials alongside the underserved population.” Mr. Smetana continued: “OnKai’s grid and relationships with local clinics in underserved communities enable access to the minority patients that are essential to clinical trials. We see this as a win for patients as we bring innovative research and potential therapies to people who do not have access while providing a better representation of these populations in the drug development process.”

Allen Baharaff, Co-founder, President, and CEO of Galmed noted: “The strategic collaboration with Onkai is intended to provide Galmed with a unique opportunity to take part in what we view as a much-needed disruptor in the industry and one which we believe can really make a difference. “

Allen Baharaff emphasized that “Over time, the vision with the OnKai technology is to be able to create a portfolio of trials with multiple partners and with the leverage of non-dilutive resources, while at the same time, creating a significant impact in underserved communities. The opening of OnKai’s platform to Galmed provides it with a tighter relationship with foundations and patient advocacy organizations. This is intended to play a key role in pursuing orphan indications combined with other sources of non-dilutive financing. It is exciting to join hands with a team that brings decades of experience in innovations, local clinics, healthcare professionals, charities, and pharma companies. We believe this type of integration is mandatory to improve the quality and efficiency of drug development and clinical trials.”

About Galmed Pharmaceuticals Ltd.

We are a biopharmaceutical company focused on the development of Aramchol. Historically, we have focused almost exclusively on developing Aramchol for the treatment of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

About OnKai Inc.

OnKai, Inc. is a digital health company for enhancing sustainable health equity through delivering the Smart Grid, the first AI-based platform that bridges the gaps in healthcare by aligning HCPs and clinics in underserved communities with foundations, service providers, pharma companies, and other industry stakeholders.

https://onkai.co/

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders; the timing and cost of our any pre-clinical or clinical trial, for our product candidates; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol or any other product candidate; our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication; third-party payor reimbursement for Aramchol or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; our ability to maintain the listing of our ordinary share on The Nasdaq Capital Market; and our expectations regarding licensing, acquisitions and strategic operations. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 29, 2023 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

CONTACT: For further information: Guy Nehemya, Chief Operating Officer, Galmed Pharmaceuticals Ltd., investor.relations@galmedpharma.com, +972-3-693-8448